

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 31, 2007

Via U.S. Mail

Mr. Kenneth R. Meyers
Chief Financial Officer
Telephone and Data Systems, Inc.
30 North LaSalle Street
Chicago, IL 60602

> **RE: Telephone and Data Systems, Inc.**
> **Form 10-K for the Year ended December 31, 2006**
> **Filed June 19, 2007**
> **File No. 001-14157**

Dear Mr. Meyers:

We have reviewed your filing and have the following material comments as identified below. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Financial Statements and Notes

Note 7. Customer Lists, page 85

1.   We note your disclosures that "[c]ustomer lists, …, are amortized based on average customer retention periods using the double declining balance method in the first year, switching to the straight line method over the remaining estimated life". In this regard, advise us your basis in switching the amortization method from double declining balance to straight line method beginning the second year.

Note 25. Subsequent Events, page 121

2.   We note that US Cellular entered into an acceleration share repurchase ("ASR") agreement to purchase 670,000 of US Cellular common shares from an investment banking firm for approximately $49.1 million or $73.22 per share. We also note that the bank will purchase an equivalent number of shares in the open market over time in two years and that the ASR agreement requires US Cellular to pay or receive a price adjustment at the end of the program based on the average price of shares paid by the bank in acquiring those shares. It appears that the ASR meets the definition of derivatives under paragraph 6 of SFAS 133. As such, advise us how you have accounted for the ASR in the financial statements.

Exhibit 99.1

Information As Expected To Be Included In 2007 Proxy Statement

Corporate Governance, page 4

Audit Committee, page 5

3.   Disclose what parties would be considered "related parties" for purposes of audit committee review and approval or ratification.

Executive and Director Compensation, page 12

4.   Please move your Compensation Discussion and Analysis so that it precedes the executive compensation tables. See Section II.B.1 of Securities Act Release No. 33-8732A.

Payments Upon Termination or Change-In-Control, page 28

5.   Please disclose how these potential payments fit into your overall compensation
        objectives and affect decisions regarding other elements. Refer to Item 402(b)(1)(vi) of
        Regulation S-K.

Compensation Discussion and Analysis, page 38

Overview, page 38

6.   While you state in the first paragraph of this section that all elements of compensation are
        discretionary, you reference performance assessments and evaluations that the
        Compensation Committee considers to determine annual cash, bonus and long-term
        equity compensation. To assist investors in understanding the degree to which your
        named executive officers' compensation is discretionary, please disclose the "other facts
        and circumstances" that the Compensation Committee deemed relevant in determining
        annual cash compensation for each of the named executive officers. See Regulation S-K
        Item 402(b)(1)(v), (2)(v) and (2)(vii).

Annual Cash Compensation, page 41

7.   Disclose the "personal objectives" that the Compensation Committee considered in its
        evaluation of each named executive officer's annual cash compensation. See Regulation
        S-K Item 402(b)(2)(vii). Additionally, disclose how "the performance of TDS and/or its
        business units and divisions" was evaluated by the Compensation Committee and how
        such evaluation contributed to the determination of each named executive officer's
        annual cash compensation. If the Compensation Committee considered performance
        targets, thresholds or other factors, please disclose them. To the extent you believe that
        disclosure of these personal objectives or targets is not required because it would result in
        competitive harm such that you may omit this information under Instruction 4 to Item
        402(b) of Regulation S-K, please provide in your response letter a detailed explanation of
        such conclusion. Disclose how difficult it would be for the executive or how likely it
        would be for you to achieve the undisclosed personal objective or target. General
        statements regarding the level of difficulty or ease associated with achieving the targets
        are not sufficient. In discussing how difficult it will be for an executive or how likely it
        will be for you to achieve the personal objectives, targets or other factors, provide as
        much detail as necessary without providing information that would result in competitive
        harm.

        Provide similar disclosure with respect to the "objectives for TDS and for its primary
        business units" evaluated by the Compensation Committee in connection with the
        President and CEO's compensation as discussed on page 43.

8.   Indicate to what degree the individual objectives and performance measures were
        achieved. To the extent achievement levels are not stated in quantitative terms, explain

how the Compensation Committee determined the extent to which objectives and performance measures were achieved.

Long-Term Equity Compensation, page 42

9.   You disclose on page 43 that "[t]he named executive officer receives an award of options and restricted stock units in the current year based on the achievement of certain levels of corporate and individual performance in the immediately preceding year." Describe how the Compensation Committee measured corporate and individual performance to determine the amount of restricted stock units and stock options each named executive officer earned for the last fiscal year. See Regulation S-K Item 402(b)(1)(v), (2)(v) and (2)(vii). Provide disclosure similar to that requested in the comments above regarding performance measures for annual cash compensation.

Benefits and Plans Available to Identified Officers, page 46

10.   Include all required Regulation S-K Item 402(b) analysis in your Compensation Discussion and Analysis, rather than only in the footnotes to your Summary Compensation Table and your discussion of Payments Upon Termination or Change-In-Control. Additionally, discuss how these benefits and plans fit into your overall compensation objectives and affect decisions regarding other elements.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Carlos Pacho, Senior Assistant Chief Accountant at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director